GREAT NORTHERN IRON ORE PROPERTIES

Office of the Trustees

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, Minnesota 55101-1361

(651) 224-2385

Fax (651) 224-2387

www.gniop.com

Sent via Electronic Submission Only – SEC EDGAR System

August 9, 2013

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Great Northern Iron Ore Properties (“Trust” or “GNI”) SEC Comment Letter dated August 2, 2013, pertaining to the Trust’s Form 10-K for Fiscal Year Ended December 31, 2012, Filed February 22, 2013, File No. 1-00701.

Dear Mr. Reynolds:

We received your comment letter dated August 2, 2013, via email from Adam Turk, requesting clarification of certain disclosures in our future Form 10-K filings, if appropriate, as noted by your staff during their review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012, which was filed on February 22, 2013. Following are your staff comments and our responses:

SEC Comment:

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Trustees’ & Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

1. We note that your total yearly distribution decreased from $15.00 to $14.00. Please confirm that in future filings you will provide further clarification of management’s reasons for period-on-period changes in your distributions and discuss material trends and uncertainties that impact the amount of the distribution paid to certificate holders. Please provide draft disclosure with your response.

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Great Northern Iron Ore Properties Response:

As shown in the Summary of Operations table (page 2 of the Annual Report) and in the Results of Operations discussion (page 5 of the Annual Report), the Trust’s distributions can vary from period to period based on earnings per share, which in turn primarily depends on royalties received from its mineral leases with the mining companies (lessees). The Trustees are required to distribute and pay such portion of the net income as they may deem proper pursuant to the terms of the 1906 Trust Agreement. As stated above, net income for the Trust is primarily generated from royalties received from mining occurring on Trust lands. Reasons for the year-to-year fluctuations in royalties and net income are included in the Results of Operations discussion. However, since the mining companies (lessees) insist on the flexibility to move from property to property (though not necessarily to another Trust property) as their mining requirements dictate, these changes in production cannot be predicted or reduced to financial forecasts. We do disclose this statement in our Form 10-K (Item 1. Business section). Because our lessees control their production plans based on their mining requirements, we cannot identify a meaningful trend or projection that explains the variation in our net income. However, we agree that in future filings we can expand our discussion to include a statement that elaborates on the reasons for the change in distributions. We propose adding a statement following the sentences discussing “Net income” within the Results of Operations discussion on page 5 of the Annual Report that would say: “Distributions are mainly a function of Net income and will fluctuate based on income earned, which is primarily dependent on Royalties received from taconite production on our lands under the control of the mining companies (lessees).”

SEC Comment:

2. We note your disclosure on page 6 that the Trustees intend to continue distributions and set the record date as of the last business day of each quarter. With a view to clarifying disclosure in future filings, please advise us when you plan to disclose the date of the final quarterly distribution to shareholders prior to the ultimate termination of the Trust.

Great Northern Iron Ore Properties Response:

The date of the final quarterly distribution to certificate holders prior to the termination of the Trust will follow the current Trustees’ policy of continuing distributions and setting the record date as of the last business day of each quarter. That being said, the final distribution representing the last full quarter of business of the Trust (prior to termination) is expected to be for the quarter ended March 31, 2015. With the Trust termination date being April 6, 2015, net income (and any corresponding distribution) for the second quarter of 2015 will need to be allocated between the certificate holders and the reversioner. Because the Trust is under the jurisdiction of the District Court of Ramsey County, Saint Paul, Minnesota (“District Court”), this allocation method will be subject to the guidance and approval of the District Court. However, with a view to clarifying disclosure in future filings and as further highlighted in our response below to the third comment, we will include another statement in that paragraph to indicate that the final quarterly distribution to certificate holders representing the last full quarter of business prior to the termination date of the Trust is expected to be for the quarter ended March 31, 2015.

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SEC Comment:

3. We note the discussion on page 14 regarding actions after the final distribution, including the statement that the actual net monies on hand and the Principal Charges account balance “will most likely fluctuate during the ensuing years and will not be ‘final’ until after the termination and wind-down of the Trust.” With a view to clarifying disclosure in future filings, please provide us an anticipated timeline of the final distribution, wind-down and dissolution of the trust. It is unclear, for example, quantitatively and qualitatively what assets and liabilities you anticipate having after the final distribution.

Great Northern Iron Ore Properties Response:

The timeline for the wind-down and dissolution of the Trust is subject to the guidance and approval of the District Court of Ramsey County, Saint Paul, Minnesota (“District Court”), and has not yet been finalized. While the District Court has been apprised of the anticipated wind-down procedures and approximate timeline, no formal guidance and approval has yet been requested or received by the Trustees. In addition, such wind-down process will require the input from the reversioner. Because the Trust terminates in April 2015, we anticipate that the wind-down process will continue into the following calendar year in order to complete the year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc. However, with a view to clarifying disclosure in future filings, we will include an expanded, though qualified, discussion in the next annual filing with an approximate timeline for the wind-down process, final distribution and dissolution of the Trust, which will be subject to the input from the reversioner and the guidance and approval of the District Court.

With respect to your comment about what assets and liabilities we anticipate having after the final distribution, there will be none that will pertain to the certificate holders after the final distribution. Beginning the day after the termination date of the Trust, all revenue earned and expenses incurred to manage the properties will be credited and charged, respectively, to the reversioner. Essentially, until the District Court approves the date for the final distribution and dissolution of the Trust, including a discharge of the Trustees, the Trust will continue to operate after its termination date for the benefit of the reversioner. As disclosed in our Annual Report, certificate holders of record as of the termination date of the Trust will only have a right to receive the net monies on hand (after paying and providing for all expenses and obligations of the Trust) and the balance in the Principal Charges account as of the termination date. The Trustees have already included a hypothetical example in the Annual Report (pages 3-4 and NOTE 2 on page 14) and in the Form 10-K (Item 1. Business section on pages 1-2) representing this estimated final distribution amount.

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We trust that the information provided in our responses, hereby submitted within ten business days as requested, satisfactorily answers your inquiries pertaining to your review of our December 31, 2012 Form 10-K filing. We also acknowledge, as you require, that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that your staff comments or changes to disclosure in response to your staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

GNI Vice President & Secretary

   and Chief Financial Officer

c:	Joseph S. Micallef, GNI President of the Trustees and Chief Executive Officer
Roger W. Staehle, GNI Trustee
Robert A. Stein, GNI Trustee and Audit Committee Chairman
James E. Swearingen, GNI Trustee
Roger P. Johnson, GNI Manager of Mines
Sue Ann Nelson, Fredrikson & Byron, P.A.
Robert K. Ranum, Fredrikson & Byron, P.A.
Stephen J. Stenbeck, Ernst & Young LLP

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